                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*
                               (Amendment No. 1)


                       CHANGE TECHNOLOGY PARTNERS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  159111103
        ---------------------------------------------------------------
                                (CUSIP Number)

                                   COPY TO:
                                  Rob Barrett
                     J O Hambro Capital Management Limited
                                 Ryder Court
                                14 Ryder Street
                           London SW1Y 6QB, England

                               011-44-207-745640
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  May 14,2001
        ---------------------------------------------------------------
           (Dates of Events which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                  ----------------------
CUSIP No. 159111103               SCHEDULE 13D           Page 2 of 84 Pages
----------------------                                  ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      J O Hambro Capital Management Limited
      No IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             12,939,700
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,939,700
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      12,939,700
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IA, CO
------------------------------------------------------------------------------

----------------------                                  ----------------------
CUSIP No. 159111103               SCHEDULE 13D           Page 3 of 84 Pages
----------------------                                  ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      J O Hambro Capital Management (Holdings) Limited
      No IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             12,939,700
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,939,700
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      12,939,700
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IA, CO
------------------------------------------------------------------------------

----------------------                                  ----------------------
CUSIP No. 159111103               SCHEDULE 13D          Page 4 of 84 Pages
----------------------                                  ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Growth Financial Services Limited
      No IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,400,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,400,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,400,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

-----------------------                                  ---------------------
CUSIP No. 159111103                 SCHEDULE 13D         Page 5 of 84 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      North Atlantic Smaller Companies Investment Trust plc
      No IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,400,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,400,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,400,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV, CO
------------------------------------------------------------------------------

-----------------------                                  ---------------------
CUSIP No. 159111103                 SCHEDULE 13D         Page 6 of 84 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      American Oppourtunity Trust plc
      No IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,280,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,280,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,280,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV, CO
------------------------------------------------------------------------------

-----------------------                                  ---------------------
CUSIP No. 159111103                 SCHEDULE 13D         Page 7 of 84 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Christopher Harwood Bernard Mills
      No IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             12,939,700
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,939,700
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      12,939,700
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

----------------------                                   --------------------
CUSIP No. 159111103              SCHEDULE 13D             Page 8 of 84 Pages
----------------------                                   --------------------

-------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Oryx International Growth Fund Limited
      No IRS Identification Number
-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
-------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     Guernsey (Channel Islands)
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             640,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          640,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      640,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV, CO
------------------------------------------------------------------------------

----------------------                                   --------------------
CUSIP No. 159111103              SCHEDULE 13D             Page 9 of 84 Pages
----------------------                                   --------------------

-------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Consulta (Channel Islands) Limited
      No IRS Identification Number
-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
-------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Guernsey (Channel Islands)
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             640,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          640,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      640,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IA, CO
------------------------------------------------------------------------------

----------------------                                   --------------------
CUSIP No. 159111103              SCHEDULE 13D             Page 10 of 84 Pages
----------------------                                   --------------------

-------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Trident North Atlantic Fund
      No IRS Identification Number
-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
-------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,498,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,498,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,498,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV, CO
------------------------------------------------------------------------------

Item 1.  Security Issuer.

     This Amendment No. 1 to the Statement on Schedule 13D is filed on behalf of the parties to the Joint Filing Agreement (the "Filing Parties"), dated as of September 29, 2000, as previously filed with the Securities and Exchange Commission (the "SEC") and as filed herewith. This Amendment amends Items 1 through 7 of the Statement on Schedule 13D filed on October 3, 2000 with the SEC.

     The class of equity securities to which this Statement relates is the Common Stock, par value $.01 per share (the "Common Stock") of Change Technology Partners, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 20 Dayton Avenue, Greenwich, Connecticut 06830.

Item 2.  Identity and Background.

     2 (a-c,f).

     I.   Filing Parties:
          --------------

     This Statement is filed on behalf of the following nine persons, who are collectively referred to as the "Filing Parties":

1. J O Hambro Capital Management (Holdings) Limited ("Holdings") is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. Holdings functions as the ultimate holding company for J O Hambro Capital Management Limited.

2. J O Hambro Capital Management Limited ("J O Hambro Capital Management"), formerly named J O Hambro & Partners Limited, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Capital Management is principally engaged in the business of investment management and advising. It serves as co-investment adviser to NASCIT and as investment adviser to Oryx as well as private clients.

3. Christopher Harwood Bernard Mills is a British citizen whose business address is Ryder Court, 14 Ryder Street, London SW1Y 6QB England. His principal employment includes service as executive director of NASCIT, as a director of J O Hambro Capital Management and Oryx, and as co-investment adviser to NASCIT.

4. Growth Financial Services Limited ("GFS"), formerly named Growth Investment Management Limited, is a corporation organized under the laws of England with its principal office at 77 Middle Street, Brockham, Surrey RH3 7HL England and with its principal business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. GFS has undertaken to provide the services of Christopher Mills to NASCIT.

5. North Atlantic Smaller Companies Investment Trust plc ("NASCIT"), formerly named Consolidated Venture Trust plc, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. NASCIT is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to NASCIT.

6. American Opportunity Trust plc ("American Opportunity Trust"), formerly named Leveraged Opportunity Trust plc, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to American Opportunity Trust.

7. Oryx International Growth Fund Limited ("Oryx") is a corporation organized under the laws of the Island of Guernsey with its principal office and business at Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey. Oryx is a closed-end investment company. J O Hambro Capital Management and Consulta serve as investment advisers to Oryx.

8. Consulta (Channel Islands) Limited ("Consulta") is a corporation organized under the laws of the Island of Guernsey with its principal office and business at Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey. Consulta is principally engaged in the business of investment management and advising and serving as investment manager of Oryx.

9. The Trident North Atlantic Fund ("Trident North Atlantic") is an open-ended investment Company incorporated in the Cayman Islands with its principal office and business at P. O. Box 309, Ugland House, George Town, Grand Cayman, Cayman Islands. Trident North Atlantic is a publicly-held regulated Mutual Fund. Christopher Harwood Bernard Mills serves as a director of Trident North Atlantic and J O Hambro Capital Management serves as an investment adviser to Trident North Atlantic.

II.  Control Relationships:
     ---------------------

     J O Hambro Capital Management is a wholly-owned subsidiary of J O Hambro Capital Management (Holdings) Limited.

     Christopher Mills owns 99% of the equity of GFS, and serves as a director of J O Hambro Capital Management and as executive director of NASCIT and American Opportunity Trust.

III. Executive Officers and Directors:
     --------------------------------

     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

     (d)   Criminal Proceedings
           --------------------

     During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)   Civil Securities Law Proceedings
           --------------------------------

     During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Filing Parties used their working capital funds to purchase the shares of Common Stock of the Company (the "Shares") to which this statement relates.

     The amount of funds used to date to acquire the Shares is approximately $2,458,660 (exclusive of brokerage fees and commissions).

Item 4.  Purpose of Transaction.

     The Reporting Person has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the Group, is as follows:

                                                      Number of    Number of         Number of
                                                       Shares:       Shares:        Shares: Sole
                                      Aggregate         Sole         Shared          or Shared
             Filing                   Number of       Power to      Power to          Power to        Approximate
              Party                    Shares:          Vote          Vote            Dispose         Percentage*
-------------------------------      ------------    ----------   ------------     -------------     --------------
Holdings                                12,939,700           0     12,939,700        12,939,700          10.1%

J O Hambro                              12,939,700           0     12,939,700        12,939,700          10.1%
Capital Management

Christopher H.B. Mills                  12,939,700           0     12,939,700        12,939,700          10.1%

American Opportunity Trust               1,280,000           0      1,280,000         1,280,000           1.0%

GFS                                      4,400,000           0      4,400,000         4,400,000           3.4%

NASCIT                                   4,400,000           0      4,400,000         4,400,000           3.4%

Oryx                                       640,000           0        640,000           640,000           0.5%

Consulta                                   640,000           0        640,000           640,000           0.5%

Trident North Atlantic                   1,498,000           0      1,498,000         1,498,000           1.2%
-------------------------------------------------------------------------------------------------------------------

    * Based on 128,542,639 shares of Common Stock, par value $.01 per share, outstanding as of May 14, 2001, which is based on information reported in the Company's Quarterly Report on Form 10-Q, for the period ended March 31, 2001.

     (c) In the 60 days prior to the date of the filing of this Statement, the Filing Parties effected no transactions in Common Stock other than those set forth in the following table:

                        Change Technology Partners, Inc.
                       Trades In 60 Days Prior To Filing


 Date         Filing Party     No. of Shares   Price (US$)   Brokers
4/23/01       J O Hambro         (388,000)       $0.19       Wachovia
          Capital Management

4/23/01     Trident North         388,000        $0.19       Wachovia
              Atlantic

4/24/01       J O Hambro         (100,000)       $0.19       Wachovia
          Capital Management

4/24/01     Trident North         100,000        $0.19       Wachovia
              Atlantic

5/02/01       J O Hambro          (34,000)       $0.18       Wachovia
          Capital Management

5/02/01     Trident North          34,000        $0.18       Wachovia
              Atlantic

     All of the above transactions were effected on the open market and were both purchases and sales, as indicated.

     (d) The private clients of J O Hambro Capital Management have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by J O Hambro Capital Management. The shareholders of NASCIT and American Opportunity Trust have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by NASCIT and American Opportunity Trust, respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As co-investment advisers to NASCIT, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement entered into among NASCIT, GFS and Christopher Mills and an agreement entered into between NASCIT and J O Hambro Capital Management, each dated as of January 7, 1993, respectively.

     As co-investment advisers to American Opportunity Trust, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro Capital Management.

Item 7.  Material to be Filed as Exhibits.

     The following documents are filed herewith:

     (a) Secondment Services Agreement dated as of January 7, 1993 among NASCIT, GFS and Christopher Harwood Bernard Mills.

     (b) Administration, Management and Custody Agreement dated as of January 7, 1993 between NASCIT and J O Hambro Capital Management (formerly named J O Hambro & Partners Limited).

     (c) Administration, Management and Custody Management Agreement dated as of January 7, 1993 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and American Opportunity Trust.

     (d) Power of Attorney of Christopher Harwood Bernard Mills dated July 9, 1997.

     (e) Joint Filing Agreement dated as of September 29, 2000 among J O Hambro Capital Management (Holdings) Limited, J O Hambro Capital Management Limited, American Opportunity Trust plc, Christopher Mills, The Trident North

          Atlantic Fund, Growth Financial Services Limited, North Atlantic Smaller Companies Investment Trust plc, Oryx International Growth Fund Limited and Consulta (Channel Islands) Limited.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 19, 2001

                         J O HAMBRO CAPITAL MANAGEMENT LIMITED



                         By: /s/ R.G. Barrett
                            ------------------------------------------------
                            Name:   R.G. Barrett
                            Title:  Director
                            Executed on behalf of the parties hereto pursuant to the Joint Filing Agreement filed herewith.

                                  Schedule A




The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management (Holdings) Limited ("Holdings") as of the date hereof.

Name:                                 James Daryl Hambro
                                      (Chairman)

Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Chairman, J O Hambro Capital Management
                                      Limited



Name:                                 Christopher Harwood Bernard Mills
                                      (Director)

Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Executive Director, NASCIT Executive
                                      Director, American Opportunity Trust
                                      Director, J O Hambro Capital Management
                                      Limited



Name:                                 Nichola Pease
                                      (Director and Chief Executive)

Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Director and Chief Executive, J O Hambro
                                      Capital Management Limited



Name:                                 Basil Postan
                                      (Director)

Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Director, J O Hambro Capital Management
                                      Limited



Name:                                 Malcolm Robert King
                                      (Director)

Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Director, J O Hambro Capital Management
                                      Limited



Name:                                 Graham Warner
                                      (Director)

Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Director, J O Hambro Capital Management
                                      Limited



Name:                                 Robert George Barrett
                                      (Director)
Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Director, J O Hambro Capital Management
                                      Limited



Name:                                 Claudia Margaret Cecil Perkins
                                      (Director)

Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Director, J O Hambro Capital Management
                                      Limited

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Limited ("J O Hambro Capital Management") as of the date hereof.



Name:                                 James Daryl Hambro
                                      (Managing Director)

Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Managing Director, J O Hambro Capital
                                      Management Limited



Name:                                 Christopher Harwood Bernard Mills
                                      (Director)

Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Executive Director, NASCIT Executive
                                      Director, American Opportunity Trust
                                      Director, J O Hambro Capital Management



Name:                                 Claudia Margaret Cecil Perkins
                                      (Director)

Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Director, J O Hambro Capital Management



Name:                                 Malcolm Robert King
                                      (Director)

Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Director, J O Hambro Capital Management



Name:                                 Nichola Pease
                                      (Director)

Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Director and Chief Executive, J O Hambro
                                      Capital Management



Name:                                 Basil Postan
                                      (Director)

Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Director, J O Hambro Capital Management

Name:                                 Robert George Barrett
                                      (Director)

Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Director, J O Hambro Capital Management

The following table sets forth certain information concerning each of the directors and executive officers of North Atlantic Smaller Companies Investment Trust plc ("NASCIT") as of the date hereof.



Name:                             Christopher Harwood Bernard Mills
                                  (Executive Director)

Citizenship:                      British

Business Address:                 North Atlantic Smaller Companies Investment
                                  Trust plc
                                  Ryder Court
                                  14 Ryder Street
                                  London SW1Y 6QB
                                  England

Principal Occupation:             Executive Director, NASCIT
                                  Executive Director, American Opportunity Trust plc
                                  Director, J O Hambro Capital Management



Name:                             Enrique Foster Gittes
                                  (Chairman)

Citizenship:                      USA

Residence:                        Citizenship:

Principal Occupation:             Director, NASCIT



Name:                             Brian Roger Adams

Citizenship:                      British

Residence:                        Hill House
                                  Church Lane
                                  Debden, NR. Saffron Walden
                                  Essex CB11 3LD

Principal Occupation              Director, NASCIT



Name:                             Robert D. Power
                                  (Director)

Citizenship:                      British

Business Address:                 115 East 90th Street
                                  New York, New York 10022
                                  USA

Principal Occupation:             Non-executive director



Name:                             Douglas P C Nation
                                  (Director)

Citizenship:                      British

Business Address:                 Bear Stearns Co. Inc./1/
                                  245 Park Avenue
                                  New York, NY 10167

Principal Occupation:             Managing Director, Bear Stearns Co. Inc.



Name:                             The Hon. Peregrine D E M Moncreiffe
                                  (Director)

Citizenship:                      British

Business Address:                 Easter Moncreiffe
                                  Bridge of Earn
                                  Perthshire
                                  Scotland
                                  PH2 8QA

Principal Occupation:             Non-executive director


___________________________

        /1/ Bear Stearns Co. Inc. principally engages in the brokerage business.

The following table sets forth certain information concerning each of the directors and executive officers of Growth Financial Services Limited ("GFS") as of the date hereof.



Name:                             Christopher Harwood Bernard Mills/2/
                                  (Director)

Citizenship:                      British

Business Address:                 Ryder Court
                                  14 Ryder Street
                                  London SW1Y 6QB
                                  England

Principal Occupation:             Executive Director, NASCIT
                                  Executive Director, American Opportunity Trust
                                  Director, J O Hambro Capital Management



Name:                             Ivan Alexander Shenkman
                                  (Director)

Citizenship:                      British

Residence:                        34 Royal Crescent, London W11
                                  England

Principal Occupation:             Consultant


____________________________

     /2/ GFS is controlled by Christopher Mills who owns 99% of the share capital.

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc ("American Opportunity Trust") as of the date hereof.



Name:                                 R. Alexander Hammond-Chambers
                                      (Chairman)

Citizenship:                          British

Business Address:                     29 Rutland Square
                                      Edinburgh
                                      EH1 2BW

Principal Occupation:                 Non-executive director

Name:                                 Christopher Harwood Bernard Mills

Citizenship:                          British

Business Address:                     Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Executive Director, American Opportunity
                                      Trust
                                      Executive Director, NASCIT
                                      Director, J O Hambro Capital Management

Name:                                 John Gildea
                                      (Director)

Citizenship:                          USA

Business Address:                     Gildea Management Company/3/
                                      115 East Putnam Avenue
                                      3rd Floor
                                      Greenwich, Connecticut 06830

Principal Occupation:                 President, Gildea Management Company

_________________________

     /3/ Gildea Management Company is principally engaged in the investment management business.

Name:                                 The Hon. James J. Nelson
                                      (Director)

Citizenship:                          British

Business Address:                     Foreign & Colonial Ventures/4/
                                      4th Floor
                                      Berkeley Square House
                                      Berkeley Square
                                      London W1X 5PA
                                      England

Principal Occupation:                 Director, Foreign & Colonial Ventures

Name:                                 Iain Tulloch
                                      (Director)

Citizenship:                          British

Business Address:                     Murray Johnstone Ltd./5/
                                      7 West Nile Street
                                      Glasgow G2 2PX
                                      Scotland

Principal Occupation:                 Director, Murray Johnstone Ltd.

Name:                                 Philip Ehrman
                                      (Director)

Citizenship:                          British

______________________

     /4/ Foreign & Colonial Ventures is principally engaged in the investment management business.

     /5/ Murray Johnnstone Ltd. is principally engaged in the investment management business.

Business Address:                     Gartmore Investment Management Ltd./6/
                                      Gartmore House
                                      16-18 Monument Street
                                      London EC3R 8AJ
                                      England

Principal Occupation:                 Investment Manager, Gartmore Investment
                                      Management Ltd.

__________________________

     /6/ Gartmore Investment Management Limited is principally engaged in the investment management business.

The following table sets forth certain information concerning each of the directors and executive officers of The Trident North Atlantic Fund ("Trident North Atlantic") as of the date hereof.



Name:                                 Niamh Meenan
                                      (Director)

Citizenship:                          Irish

Business Address:                     RSM Robson Rhodes
                                      Fitzwilton House
                                      Wilton Place
                                      Dublin 2

Principal Occupation:                 Senior Manager, RSM Robson Rhodes

Name:                                 Christopher Harwood Bernard Mills
                                      (Director)

Citizenship:                          British

Business Address:                     J O Hambro Capital Management Limited
                                      Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Executive Director, NASCIT
                                      Executive Director, American Opportunity
                                      Trust
                                      Director, J O Hambro Capital Management
                                      Limited

Name:                                 David Sargison
                                      (Director)

Citizenship:                          British

Business Address:                     Caledonian Bank & Trust Limited
                                      Caledonian House
                                      George Town, Grand Cayman
                                      Cayman Islands

Principal Occupation:                 Managing Director, Caledonian Bank & Trust
                                      Limited

The following table sets forth certain information concerning each of the directors and executive officers of Oryx International Growth Fund Limited ("Oryx") as of the date hereof.



Name:                                 Nigel Kenneth Cayzer
                                      (Chairman)

Citizenship:                          British

Business Address:                     Kinpurnie Estate
                                      Smiddy Road
                                      Newtyle
                                      Perthshire
                                      PH12 8TB

Principal Occupation:                 Non-executive director

Name:                                 His Excellency Salim Hassan Macki
                                      (Director)

Citizenship:                          Omani

Business Address:                     P.O. Box 4160
                                      Postal Code 112
                                      Ruwi
                                      Sultanate of Oman

Principal Occupation:                 Non-executive director

Name:                                 Patrick John McAfee
                                      (Director)

Citizenship:                          British

Business Address:                     Deutche, Morgan Grenfell/7/
                                      4 Eagle Valley
                                      Power Court
                                      Ennis Kerry County
                                      Wicklow
                                      Ireland

______________________

     /7/ Deutche, Morgan Grenfell is a merchant bank.

Principal Occupation:                 Company Director

Name:                                 Christopher Harwood Bernard Mills
                                      (Director)

Citizenship:                          British

Business Address:                     Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Executive Director, NASCIT
                                      Executive Director, American Opportunity
                                      Trust
                                      Director, J O Hambro & Partners
                                      Director, Oryx

Name:                                 Harald Lungershausen
                                      (Director)

Citizenship:                          German

Business Address:                     Seestrasse 240
                                      P.O. Box 0802
                                      Kilchberg
                                      Zurich
                                      Switzerland

Principal Occupation:                 Company Director

Name:                                 Mohamed Hassan Ghurlam Habib
                                      (Director)

Citizenship:                          Omani

Business Address:                     Oman National Insurance Company/8/
                                      PO Box 2254
                                      Postal Code 112
                                      Ruwi
                                      Sultanate of Oman

_______________________

     /8/ Oman National Insurance Company is principally engaged in the insurance business.

Principal Occupation:                 Chief Executive, Oman National Insurance
                                      Company, SAOG

Name:                                 Rupert Arthur Rees Evans
                                      (Director)

Citizenship:                          British

Business Address:                     Ozannes/9/
                                      PO Box 186
                                      1 Le Marchant Street
                                      St. Peter Port
                                      Guernsey
                                      Channel Islands

Principal Occupation:                 Guernsey Advocate
                                      Partner, Ozanne van Leuven Perrot & Evans

Name:                                 Hussan Al Nowais

Citizenship:                          United Arab Emirates

Business Address:                     Emirate Holdings
                                      P.O. Box 984
                                      Abu Dhabi
                                      United Arab Emirates

Principal Occupation:                 Chairman and Managing Director, Emirate
                                      Holdings

________________________

     /9/  Ozannes is a law firm.

The following table sets forth certain information concerning each of the directors and executive officers of Consulta (Channel Islands) Limited ("Consulta") as of the date hereof.



Name:                                 Gary Michael Brass
                                      (Director)

Citizenship:                          British

Business Address:                     20 St. James's Street
                                      London SW1A 1ES
                                      England

Principal Occupation:                 Managing Director, Consulta

Name:                                 Jeremy Caplan
                                      (Director)

Citizenship:                          British

Business Address:                     1 Britannia Place
                                      Bath Street
                                      St. Helier
                                      Jersey

Principal Occupation:                 English Solicitor

Name:                                 Barry Carroll
                                      (Director)

Citizenship:                          British

Business Address:                     Management International (Guernsey)
                                      Limited/10/
                                      Bermuda House
                                      St. Julian's Avenue
                                      St. Peter Port
                                      Guernsey

Principal Occupation:                 Managing Director
                                      Management International (Guernsey)
                                      Limited

_________________________

     /10/ Manageement International (Guernsey) Limited is principally engaged in the investment management business.

Name:                                 Rupert Arthur Rees Evans
                                      (Director)

Citizenship:                          British

Business Address:                     P.O. Box 186
                                      1 Le Marchant Street
                                      St. Peter Port
                                      Guernsey

Principal Occupation:                 Guernsey Advocate
                                      Partner, Ozanne van Leuven
                                      Perrot & Evans

The following table sets forth certain information concerning each of the directors and executive officers of Consulta Limited, the parent of Consulta (Channel Islands) Limited.



Name:                                 Harald Alejandro Lamotte
                                      (Director)

Citizenship:                          British

Business Address:                     20 St. James's Street
                                      London SW1A 1ES
                                      England

Principal Occupation:                 Investment Fund Manager,
                                      Consulta Limited

Name:                                 Gary Michael Brass
                                      (Director)

Citizenship:                          British

Business Address:                     20 St. James's Street
                                      London SW1A 1ES
                                      England

Principal Occupation:                 Investment Fund Manager,
                                      Consulta Limited

Name:                                 Paul David Ashburner Nix
                                      (Director)

Citizenship:                          British

Business Address:                     20 St. James's Street
                                      London SW1A 1ES

Principal Occupation:                 Investment Fund Manager
                                      Consulta Limited

                                 Exhibit Index
                                 -------------

Document
--------

     The following documents are filed herewith:

     (a) Secondment Services Agreement dated as of January 7, 1993 among NASCIT, GFS and Christopher Harwood Bernard Mills.

     (b) Administration, Management and Custody Agreement dated as of January 7, 1993 between NASCIT and J O Hambro Capital Management (formerly named J O Hambro & Partners Limited).

     (c) Administration, Management and Custody Management Agreement dated as of January 7, 1993 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and American Opportunity Trust.

     (d) Power of Attorney of Christopher Harwood Bernard Mills dated July 9, 1997.

     (e) Joint Filing Agreement dated as of September 29, 2000 among J O Hambro Capital Management (Holdings) Limited, J O Hambro Capital Management Limited, American Opportunity Trust PLC, Christopher Mills, The Trident North Atlantic Fund, Growth Financial Services Limited, North Atlantic Smaller Companies Investment Trust plc, Oryx International Growth Fund Limited and Consulta (Channel Islands) Limited.